October 23, 2007

JILL S. DAVIS
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549-7410

Dear Ms. Davis:

RE:      CANADIAN NATURAL RESOURCES LIMITED
         FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
         FILED MARCH 30, 2007
         FILE NO. 333-12138


This letter is in response to your letter dated August 28, 2007.

Canadian Natural Resources Limited acknowledges that:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comment and our response are set forth below.

FINANCIAL STATEMENTS
NOTE 1 - ACCOUNTING POLICIES
(D) PROPERTY, PLANT AND EQUIPMENT

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER ONE THAT INDICATES YOU HAVE CAPITALIZED DRILLING AND RELATED COSTS TO DEVELOP YOUR MINE PLAN INCLUDING THE LOCATION OF THE PITS AND PLANT SITE. PLEASE EXPLAIN WHY YOU BELIEVE THESE COSTS SHOULD BE CAPITALIZED UNDER US GAAP.

We have reviewed our accounting treatment for drilling and related costs associated with our Horizon Project of $73 million ($43 million after-tax) and believe that they were properly capitalized as mine development costs under U.S. GAAP. In particular, we believe that the Horizon Project demonstrated a

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sufficiently high level of bitumen resource  definition at the time its primary lease was acquired to establish that the Project was in the development stage throughout the entire period it was owned by Canadian Natural. In support of our position we note the following:

1. The Horizon Project encompasses almost 50,000 acres (approximately 80 square miles) within close proximity to several existing large scale commercial oil sands mining operations. The geology of the oil sands bitumen deposits on the Horizon leases is similar in nature to the geology of the bitumen reserves of these other operations.

2. The terms of the mineral licences acquired and issued by the Department of Energy of the Government of the Province of Alberta provide reasonable assurance that all resulting permits, ancillary rights and authorizations required for mining and processing would be obtained. For clarification, Alberta law requires a formalized review procedure (the "Alberta Regulatory Review") to ensure due process and that all the concerns of affected parties are heard and properly dealt with. To our knowledge, while there have been amendments and alternations, no oil sands mining application has been denied by the regulators.

3. Legal title to our primary mineral lease, Lease 18, was acquired in 1999. Prior to our acquisition of the lease, the vendor had completed extensive exploratory drilling on the lease to establish the existence of commercial quantities of mineable bitumen such that in May, 1996 the Alberta Energy and Utilities Board (the "AEUB") recognized Lease 18 as containing in-place mining reserves as documented in their Crude Bitumen Reserves Atlas. This level of resource definition enabled us, shortly after the acquisition of the lease, to move forward with the mine plan and related project economics for the Horizon Project.

4. As the necessary exploratory activities on Lease 18 had been completed, in the fall of 2000 a team of professionals with open pit mining extraction techniques were hired to complete the Alberta Regulatory Review and commence the project development. This development process included the preparation and completion of the mine plan, design of the bitumen upgrading components, overall project economics and various other aspects related to the regulatory process.

5. We filed our regulatory application in the spring of 2002. At the time that we submitted our application, we had concluded that our application would be accepted substantially as filed, subject to revisions in the normal course, and that all resulting permits, ancillary rights and authorizations required for mining and processing would be obtained in a timely fashion. Minor revisions were required to be made to our filings in 2003 to address specific regulator queries and to provide additional project definition. This included more definition of the location of our mine pits and the plant site. We received final regulatory approval for the Horizon Project in early 2004. Proved reserves under SEC Guide Item 7 were subsequently recognized in our continuous disclosure filings related to our December 31, 2004 year end upon receipt of Board of Directors' final sanction of the project.

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6.      It should be noted that a significant amount of time and effort devoted to the regulatory application related to the inclusion in it of the plan for the upgrading operation at the plant site, which upgrades the bitumen from a tar-like substance to a 34(degree) Light API Synthetic Crude Oil. The upgrading process is analogous to a large-scale refinery coking operation, and is a separate and distinct process from the bitumen mining operations.

In conclusion, we believe that the Horizon Project demonstrated a sufficiently high level of bitumen resource definition at the time of acquisition of Lease 18 and throughout the subsequent Alberta Regulatory Review to establish that the project was in the development stage throughout the entire period of ownership by Canadian Natural. We have reviewed our accounting treatment related to drilling and related costs of $73 million ($43 million after-tax) and believe that they were properly capitalized as mine development costs under US GAAP. Further, we believe that these costs were immaterial to our consolidated financial statements.

Yours truly,


/s/ Douglas A. Proll

Douglas A. Proll
Chief Financial Officer and
Senior Vice-President, Finance

cc:  PricewaterhouseCoopers LLP, Calgary, AB